SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the Fiscal Year Ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHAGE ACT OF 1934 [NO FEE REQUIRED]
For the Transition Period From _______ To ________

Commission File No. 0-22759

BANK OF THE OZARKS, INC.
401(K) RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

BANK OF THE OZARKS, INC.
(Name of issuer of the securities held pursuant to the plan)

Chenal Parkway & W. Markham St., Little Rock, AR	72231
(Address of principal executives offices)	(Zip Code)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k)
Retirement Plan

By: ______________________
Paul Moore
Chief Financial Officer

June 26, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

As of December 31, 2001 and 2000 and for the Year ended December 31, 2001

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2001 and 2000 and for the Year ended December 31, 2001

Contents

0203-0286897

ERNST & YOUNG

Ernst & Young LLP
Suite 3600
425 West Capitol
Little Rock, Arkansas 72201

Phone: (501) 370-3000
Fax: (501) 370-3044
www.ey.com

Report of Independent Auditors

Plan Administrator
Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

March 28, 2002

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2001	December 31 2000
Assets		
Cash	**$ 9,504**	$ 21,399
Investments	**7,392,430**	4,648,378
	7,401,934	4,669,777
Receivables:		
Employer	**5,724**	–
Participants	**15,363**	–
Total Assets	**7,423,021**	4,669,777
Liabilities:		
Due to Broker	**18,463**	–
Net assets available for benefits	**$ 7,404,558**	$ 4,669,777

See accompanying notes.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income:	
Net appreciation in fair value of investments	$ 2,236,251
Interest and dividends	128,260
	2,364,511
Contributions:	
Employer	160,931
Participants	546,364
Rollover	35,110
	742,405
Total additions	3,106,916
Deductions	
Benefits paid directly to participants	363,090
Administrative expenses	9,045
Total deductions	372,135
Net increase	2,734,781
Net assets available for benefits, at beginning of year	4,669,777
Net assets available for benefits, at end of year	$ 7,404,558

See accompanying notes.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Bank of the Ozarks, Inc. (Employer), except leased employees and independent contractors. Employees become eligible to participate in the Plan at age 18 and after completing an hour of service for the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to defer a percentage of their pretax earnings, or any other dollar amount as allowed by the Internal Revenue Code (the Code), by means of regular payroll deductions. For each Plan year, the Employer shall contribute to the Plan, an amount equal to such percentage of the elective deferrals made by the participants, as the Employer in its absolute discretion shall determine. The Employer's matching contribution for 2001 was equal to 50% of the participant's elective deferrals up to 6% of a participant's pretax earnings. Participants may direct contributions to any of the investment options selected by the Plan administrator.

The Employer may also make a discretionary Employer profit sharing, and/or Employer ESOP contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make 401(k) contributions in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year and it is allocated based on the relationship of the participant's compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2001.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contribution is based on years of service and participants become fully vested after six years of credited service, or in the event of retirement, disability or death.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching and discretionary contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of Employer matching contributions will be applied towards satisfying future Employer matching contributions. All forfeitures from profit sharing and ESOP contributions will be allocated in the same manner as the Employer profit sharing and ESOP contributions are allocated.

Payment of Benefits

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump sum amount equal to the vested value of his or her account except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal annual installments over a period not exceeding five years. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods; a) payment in a lump sum, b) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or c) a combination of (a) and (b). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Administrative Expenses

Recordkeeping fees incurred in connection with the operation of the Plan are borne by the participants. All other administrative fees are paid by the Employer. During 2001, the Employer paid approximately $55,000 in administrative expenses related to the Plan.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices, which represent the net asset values of shares held by the Plan at year end. Common stock is valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned on the accrual basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Bank of the Ozarks Trust Services Division serves as trustee of the Plan. SEI Trust Company serves as the custodian. Epic Advisors serves as the recordkeeper.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
Janus Investments Worldwide Fund	**$ 519,426**	$ 500,806
SEI Investments S&P 500 Index Portfolio	**1,258,675**	1,198,754
Bank of the Ozarks, Inc. common stock	**5,184,648**	2,631,362

During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices on December 31, 2001 as follows:

Registered Investment Companies	**$ (292,500)**
Common stock of Bank of the Ozarks, Inc.	**2,528,751**
	$ 2,236,251

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2001	**2000**
Net assets available for benefits per the financial statements	**$7,404,558**	$4,669,777
Less: benefits payable	**(5,329)**	–
Net assets available for benefits per the Form 5500	**$7,399,229**	$4,669,777

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

	Year ended December 31 2001
Benefit payments per financial statements	**$ 363,090**
Add: benefits payable at end of year	**5,329**
Less: benefit payable at beginning of year	–
Benefit payments to participants per the Form 5500	**$ 368,419**

Supplemental Schedule

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 71-0556208, Plan No. 002

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Registered Investment Companies		
	Janus Investments	Worldwide Fund	$ 519,426
*	SEI Investments	Prime Obligation Fund	20,718
*	SEI Investments	S&P 500 Index Portfolio	1,258,675
*	SEI Investments	Intermediate Government Fund	236,203
*	SEI Investments	Stable Asset Value Fund	172,760
			2,207,782
	Common Stock		
*	Bank of the Ozarks, Inc.	204,120 shares	5,184,648
			$ 7,392,430

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23	Consent of Ernst & Young LLP	11

EXHIBIT 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-32177) pertaining to the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan of our report dated March 28, 2002, with respect to the financial statements and schedule of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Little Rock, Arkansas
June 25, 2002